KPMG LLP
Aon Center
Suite 5500 200 E. Randolph Street
Chicago, IL 60601-6436

December 4, 2024

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for the Nuveen Select Maturities Municipal Fund (the Fund) and, under the date of May 24, 2024, we reported on the financial statements of the Fund as of and for the years ended March 31, 2024, and March 31, 2023. On October 24, 2024, our appointment as independent public accountant was terminated.

We have read the statements made by the Fund under the heading “Important Notices - Changes in Independent Registered Public Accounting Firm” in Item 1 of Form N-CSR dated December 4, 2024, and we agree with such statements, except we are not in a position to agree or disagree with the Fund’s statement in section b under the heading “Important Notices - Changes in Independent Registered Public Accounting Firm” in Item 1 of Form N-CSR.

Very truly yours,

/s/ KPMG LLP